NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023995

February 4, 2008

Edna M. Chism
Assistant General Counsel
Legal Services
Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/4/2008

Re: Entergy Corporation
Incoming letter dated December 21, 2007

Dear Ms. Chism:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Entergy by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Emil Rossi
P.O. Box 249
Boonville, CA 95415

Entergy

Entergy Services, Inc.
639 Loyola Avenue
P.O. Box 61000
New Orleans, LA 70161
Tel 504 576 4548
Fax 504 576 4150
echism@entergy.com

Edna M. Chism
Assistant General Counsel
Legal Services

1934 Act/Rule 14a-8

RECEIVED
2007 DEC 26 PM 6:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2007

Via Electronic Mail and UPS Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Entergy Corporation – Stockholder Proposal submitted by Emil Rossi

Ladies and Gentlemen:

This letter is submitted by Entergy Corporation, a Delaware corporation ("Entergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Entergy's intention to exclude from its proxy materials for its 2008 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by Emil Rossi (the "Proponent") and received by Entergy on November 6, 2007. Entergy requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Entergy excludes the Proposal from its Annual Meeting proxy materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

The Proposal stipulates the following:

"Resolved, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special meeting."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Entergy intends to file its definitive proxy materials for the Annual Meeting on or about March 14, 2008. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to the Proponent.

Discussion

I. The Proposal May Properly Be Excluded under Rule 14a-8(i)(2) Because the Proposal would, if Implemented, cause the Company to Violate State Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law. Implementation of this Proposal would violate state law. The Proposal asks the Company's Board of Directors (the "Board") to "amend our by-laws and any other appropriate governing documents" in order to give a shareholder of a reasonable percentage of outstanding common stock the power to call a special meeting. The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") provides: "Special Meetings of stockholders of the Corporation may be called only by the Board of Directors, the Chairman of the Board, the person, if any, designated by the Board of Directors as the Chief Executive Officer of the Corporation, a majority of the members of the entire Executive Committee of the Board of Directors, if there shall be one, or by the holders of not less than a majority of the outstanding stock of the Corporation entitled to vote at the special meeting." Restated Certificate of Incorporation of Entergy Corporation, dated October, 10 2006, Seventh Section. The Bylaws of Entergy Corporation as amended February 12, 2007 (the "Bylaws") has an almost identical provision. Bylaws, Section 7. Therefore, both the Bylaws and the Certificate of Incorporation would have to be amended in order to implement the Proposal. The Bylaws and the Certificate of Incorporation are attached as Exhibit B.

Entergy Corporation is a Delaware corporation and therefore is governed by the Delaware General Corporation Law ("DGCL"). According to the DGCL, in order for a Company to amend its Certificate of Incorporation, the board of directors must adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the shareholders must vote for the amendment. Del. Code Ann. tit. 8, § 242 (2007). The Proposal is not consistent with the DGCL because it directs the board of directors to unilaterally amend the Certificate of Incorporation without shareholder approval. Therefore, implementation of the Proposal would cause the Company to violate the DGCL and the Proposal may be omitted under 14a-8(i)(2).

Exclusion of the Proposal is consistent with the Staff's previous position in Burlington Resources, Inc. (February 7, 2003). In *Burlington,* the company received a similar proposal asking the board to amend the company's Certificate of Incorporation to allow shareholders to call a special meeting. Burlington, also a Delaware corporation, requested no-action relief. It noted that the proposal asked the *board of directors* to amend the certificate of incorporation. Burlington argued that this was inconsistent with Delaware law and that exclusion of the proposal was, therefore, appropriate under Rule 14a8(i)(2) and (i)(6). The Staff agreed with this position and granted Burlington no-action relief. Entergy believes that the facts in its case are materially indistinguishable from those presented in *Burlington* and that the Proposal may, therefore, properly be excluded from the Company's annual proxy materials.

II. The Proposal May Properly be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company lacks the power or authority to implement the proposal. Entergy lacks the power to implement this Proposal because the Proposal asks the board of directors to do something that both the DGCL and the Company's own governing documents forbid. Implementation of the Proposal would require the board of directors to amend the Company's Certificate of Incorporation to allow shareholders with a reasonable percentage of outstanding common stock the power to call a special meeting. According to the DGCL, the only way a Company can amend the Certificate of Incorporation is if the board of directors adopts a resolution setting forth the amendment proposed, declares the advisability of the amendment and calls a meeting at which the shareholders must vote for the amendment. Del. Code Ann. tit. 8, § 242 (2007). The Company's Certificate of Incorporation states that the Corporation may amend the Certificate in the manner prescribed by the statute. Therefore, the board of directors does not have the power to unilaterally amend the Certificate of Incorporation but instead must follow the procedure outlined in the DGCL. Accordingly, they do not have the power to implement the Proposal.

The Company does have the power to amend the Bylaws because the Bylaws provide that amendments can be made "by the Board of Directors at any regular or special meeting at which a quorum is present, provided notice of the proposed amendment shall have been given." However, the Certificate of Incorporation must also be amended in order to give the shareholders the power the Proposal requests. As stated above, an Amendment to the Certificate of Incorporation cannot be effected solely by the board of directors. The board of directors only has the power to convene a meeting of stockholders to vote on the amendment. Without shareholder approval, the Board of Directors lacks the necessary power to effectuate the Proposal and therefore the Proposal can be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(6). The Staff has been consistent with granting no-action requests in accordance with this position. *See Xerox Corporation* (February 23, 2004) (proposal requesting the board of directors to amend the certificate of incorporation may be excluded because it would cause the company to violate New York law and the Company lacks the authority to implement the proposal); *See Burlington Resources Inc.* (February 7, 2003)

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Entergy's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (504) 576-4548.

Very truly yours,

Edna M. Chism
Assistant General Counsel

Attachments
cc: Emil Rossi

EXHIBIT A

[ETR: Rule 14a-8 Proposal, November 6, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of a reasonable percentage of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% of our outstanding common stock to call a special shareholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- In 2007 our company took advantage of a technicality to prevent us from casting a ballot on a proposal which would give shareholders an advisory vote on the pay of our executives.
- William Percy, a member of our key Governance Committee no less, was rated a "Problem Director" by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm. This was due to Mr. Percy's involvement with the board of Mississippi Chemical Corporation, which filed Chapter 11 bankruptcy.
- Mr. Blount had 20-years director tenure and Mr. Nichols had 21-years director tenure – Independence concern and director recruitment concern.

Additionally:

- Mr. Hintz had potential conflicts in his non-director links to our company.
- Cumulative voting was not allowed.
- Ms. Herman, who chaired our Corporate Governance Committee, served on the MGM Mirage board (MGM) rated "F" by The Corporate Library.
- Mr. Wilkinson was designated an "Accelerated Vesting" director due to his service on a board that accelerated the vesting of stock options to avoid recognizing the corresponding expenses.

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Special Shareholder Meetings –

Yes on 3

Notes:
Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Entergy Corporation
Incoming letter dated December 21, 2007

The proposal asks the board to amend the company's bylaws and any other appropriate governing documents to give holders of a reasonable percentage of the company's outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law.

We are unable to concur in your view that Entergy may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Entergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Entergy may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Entergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END